SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  June 12th,  2012

FOR IMMEDIATE RELEASE

SILICOM AWARDED U.S. PATENT FOR SETAC
SERVER-TO-APPLIANCE-CONVERTER TECHNOLOGY

KFAR SAVA, Israel— June 12, 2012, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has been issued patent No. 8,199,523, entitled “Server-Based Network Appliance”, from the United States Patent and Trademark Office. The patent confirms the uniqueness of Silicom’s SETAC Server-to-Appliance-Converter concept and technology, thereby strengthening the Company’s competitive positioning in the fast-growing network appliance industry.

SETAC is Silicom’s innovative response to industry demand for a new, more reliable and flexible approach to building network appliances. Before the availability of the SETAC, appliance manufacturers, when designing new appliances, had to make a trade-off between the use of standard high-quality server-grade motherboards and the provision of customized functions, such as field re-configurability, front-connectivity and others. With SETAC, manufacturers are able to select from a much wider spectrum of design, features and performance possibilities, delivering a much higher-quality appliance with the robust reliability of the standard-brand servers and motherboards as well as with the desired custom features.

Since launching the SETAC, Silicom has achieved a number of major SETAC Design Wins from some of the industries largest players. This has resulted in a significant ramp-up of SETAC sales; in fact, in 2011, SETAC’s second year of commercial availability, SETAC sales represented approximately 10% of Silicom’s revenues.

Commenting on the news, Mr. Shaike Orbach, President and CEO of Silicom, said, “We are delighted that the U.S. Patent Office has recognized the out-of-the-box innovation of our SETAC concept. This is just one more confirmation of the stand-out nature of our technological expertise and achievements, the area that has always represented the underlying strength of our company. SETAC is already a key component of our strategy and we believe that the granting of this patent will further boost its momentum.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patented SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com